Dogness (International) Corporation Announces Unaudited Financial Results for the First Six Months of Fiscal Year 2019

DONGGUAN, China June 18, 2019 (GLOBE NEWSWIRE) — Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of pet products in China, including smart products, hygiene products, health and wellness products, and leash products, today announced its unaudited financial results for the first six months of fiscal year 2019 ended December 31, 2018.

First Half of Fiscal Year 2019 Financial Highlights (compared to prior year period unless stated otherwise)

●	Total sales decreased by 13.5% to $12.8 million from $14.8 million.

●	Gross profit decreased by 23.0% to $4.6 million from $6.0 million. Gross margin decreased to 36.1% from 40.5%.

●	Income from operations decreased by 97.0% to $0.1 million from $3.7 million. Operating margin decreased to 0.9% from 25.1%.

●	Net income decreased by 75% to $0.7 million from $2.9 million. Fully diluted net income per share decreased to $0.03 from $0.18.

Mr. Aaron (Silong) Chen, Chairman and Chief Executive Officer of Dogness, commented, “Despite the challenges and uncertainties that we faced due to the ongoing trade disputes between China and the United States during the first half of fiscal 2019, we were able to maintain our profitability. While we remain committed to expanding our position in the U.S. market, as demonstrated by the grand opening of our U.S. headquarters in Texas in November, we broadened our sales strategy to pursue opportunities in the growing Chinese domestic market and further expanded into more countries in Europe. In addition, we increased sales of higher-margin products in our traditional product categories and were able to grow sales of our new intelligent pet products more than eightfold since the previous reporting period.”

“For the remainder of the fiscal year, we will continue to adapt to the macro environment while focusing on our growth through technological innovation, new product development, international expansion, and strategic partnerships,” concluded Mr. Chen.

Unaudited Financial Results for the Six Months Ended December 31, 2018

Revenues

Revenues decreased by approximately $2.0 million, or 13.5%, to $12.8 million for the six months ended December 31, 2018, from approximately $14.8 million for the same period of the prior fiscal year. The decrease in revenue was primarily attributable to a sales volume decrease of 10.3% and a decrease in average selling price of 3.6% compared to the same period of fiscal 2018. The decrease in sales volume was mainly due to the negative impact of a 10% tariff increase during the six months ended December 31, 2018, on some of the Company’s products as a result of the trade dispute between China and the United States. The tariff led to reduced purchase orders from several of the Company’s major customers located in the United States.

Revenue by geography

	For the six months ended December 31,
	2018		2017
Countries	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
China	$8,249,593	64.3%	$7,220,836	48.7%	$1,028,757	14.2%
United States	2,963,086	23.1%	6,071,386	40.9%	(3,108,300)	(51.2)%
Europe	1,260,242	9.8%	951,754	6.4%	308,488	32.4%
Australia	110,960	0.9%	185,127	1.2%	(74,166)	(40.1)%
Canada	58,353	0.5%	92,328	0.6%	(33,975)	(36.8)%
Central and South America	81,927	0.6%	103,891	0.7%	(21,964)	(21.1)%
Japan and other Asian countries and regions	112,490	0.9%	207,383	1.4%	(94,893)	(45.8)%
Total	$12,836,651	100%	$14,832,706	100%	$(1,996,055)	(13.5)%

The Company’s export sales to the United States decreased approximately $3.1 million, or 51.2%, during the first half of fiscal 2019, compared to the same period of fiscal 2018. Due to the uncertainties and higher tariff created by the trade dispute, the Company’s major customers in the United States reduced purchase orders by approximately 1.0 million units, or 19%, compared to the same period of fiscal 2018.

The Company increased its marketing activities and sales efforts in the domestic market in the wake of the growing pet consumption market in China. Sales in China were also supported by favorable government activity, such as increasing local enforcement of regulations in which pet owners are required to keep dogs on leashes. Total sales in the Company’s domestic market increased by approximately $1.0 million, or 14.2%, compared to the same period of fiscal 2018.

The Company also expanded its sales channels to more European countries, such as Germany, Poland, Greece, Bulgaria and Ireland. The Company’s export sales to Europe increased by $308,488, or 32.4%, for the six months ended December 31, 2018, compared to the same period of last year.

The Company’s increase in sales in China and Europe partially offset the decreased sales in the United States.

Revenue by product category

	For the six months ended December 31,
	2018		2017
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
Pet collars	$3,423,555	26.7%	$5,504,792	37.1%	$(2,081,237)	(37.8)%
Pet leashes	3,094,754	24.1%	3,328,950	22.4%	(234,196)	(7.0)%
Gift suspenders	2,074,218	16.2%	1,726,310	11.6%	347,908	20.2%
Pet harnesses	1,875,311	14.6%	2,610,480	17.6%	(735,169)	(28.2)%
Retractable dog leashes	762,508	5.9%	919,254	6.2%	(156,746)	(17.1)%
Intelligent pet products	568,474	4.4%	-	-	568,474	-
Other pet accessories	1,037,831	8.1%	742,920	5.0%	294,911	39.7%
Total	$12,836,651	100.0%	$14,832,706	100.0%	$(1,996,055)	(13.5)%

The Company’s pet collars, pet leashes, gift suspenders, and pet harnesses continued to account for the greatest percentages of total sales. Sales of the Company’s retractable dog leashes slightly decreased from 6.2% of the Company’s total sales for the six months ended December 31, 2017 to 5.9% of the Company’s total sales for the six months ended December 31, 2018 due to decreased sales volume as affected by reduced export sales to the United States. The Company launched its intelligent pet products in March 2018, which accounted for 4.4% of the Company’s total sales during the first half of fiscal 2019. The Company had no such sales in the same period of fiscal 2018.

Pet leashes

Revenue from pet leashes decreased by approximately $0.2 million, or 7.0%, from $3.3 million for the six months ended December 31, 2017, to $3.1 million for the six months ended December 31, 2018. The decrease was mainly driven by a 41.0% decrease in sales volume during the period, which was offset by an increase in average unit price due to an increase in higher-cost leather dog leashes being sold. The decrease was due to reduced purchase orders from major customers located in the United States.

Pet collars

Revenue from pet collars decreased by approximately $2.1 million, or 37.8%, from $5.5 million for the six months ended December 31, 2017, to $3.4 million for the six months ended December 31, 2018. The decrease in revenue was due to a 41.3% decrease in sales volume during the six months ended December 31, 2018. The Company’s exports of pet collars decreased 43.9% for the six months ended December 31, 2018, compared to the prior year period due to reduced purchase orders from major customers located in the United States. The average selling price for pet collars remained consistent compared to the same period of the prior fiscal year.

Pet harnesses

Revenue from pet harnesses decreased by approximately $0.7 million, or 28.2%, from $2.6 million for the six months ended December 31, 2017, to $1.9 million for the six months ended December 31, 2018. The decrease in revenue was due to a 19.3% decrease in sales volume during the six months ended December 31, 2018. The Company’s exports of pet harnesses decreased 56.4% for the six months ended December 31, 2018, compared to the prior year period due to reduced purchase orders from major customers located in the United States. The average selling price for pet harnesses decreased by $0.3 per unit compared to the same period of the prior fiscal year due to promotional activity.

Gift suspenders

Revenue from gift suspenders increased by approximately $0.4 million, or 20.2%, from $1.7 million for the six months ended December 31, 2017, to $2.1 million for the six months ended December 31, 2018. The increase in revenue was due to a 14.5% increase in sales volume during the six months ended December 31, 2018. The Company’s export for gift suspender sales increased 60.8% for the six months ended December 31, 2018, compared to the prior year period. The average selling price for gift suspenders remained consistent.

Retractable dog leashes

Revenue from retractable dog leashes decreased by 17.1%, to approximately $0.8 million during the six months ended December 31, 2018, from $0.9 million for the six months ended December 31, 2017. The decrease in revenue was attributable to a 17.6% decrease in the sales volume during the six months ended December 31, 2018, due to reduced purchase orders from major customers located in the United States.

Intelligent pet products

Revenue from intelligent pet products amounted to approximately $0.6 million for the six months ended December 31, 2018, compared to nil for the prior year period. A new product line launched in March 2018, the Company’s intelligent pet product line includes app-controlled pet food containers and feeders, pet water containers and dispensers, and smart pet toys. Compared to other products, intelligent pet products typically have higher selling prices. The Company intends to focus on new, smart, and innovative pet products and expect the sales of intelligent pet products to continue to increase in the near future.

Other pet accessories

Other pet accessories include various comfort wrap harnesses, pet muzzles, metal chain traffic leashes, pet belt and ropes, and others, which are normally customized to fulfill customers’ purchase orders. Revenue from other pet accessories increased by 39.7%, to approximately $1 million during the six months ended December 31, 2018, from $0.7 million for the six months ended December 31, 2017. The increase in revenue was attributable to a 57.0% increase in the sales volume.

Sales to related party

During the six months ended December 31, 2018, the Company invested RMB 2.0 million to eventually acquire 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”) in order to develop new products and new technologies in smart pet tech. The Company sold certain intelligent pet products to Dogness Network and accordingly reported related party sales of $206,052, which accounted for 1.6% of the Company’s total revenue for the six months ended December 31, 2018. There were no such related party sales in the prior year period.

Gross profit

During the six months ended December 31, 2018, gross profit decreased by approximately $1.4 million to approximately $4.6 million, from approximately $6.0 million in the same period of the prior fiscal year. The decrease was primarily attributable to the decreased sales volume of the Company’s pet leashes, pet collars, pet harnesses, and retractable dog leashes, in addition to increased cost of revenue due to an increase in sales of pet leashes and pet collars made of higher-cost leather materials. Overall gross profit margin was 36.1%, a decrease of 4.4%, compared to 40.5% in the prior year period.

Gross profit by product category

	For the six months ended December 31,
	2018		2017
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit %
Pet collars	$1,256,541	36.7%	$2,282,617	41.5%	$(1,026,076)	(4.8)%
Pet leashes	1,134,887	36.7%	1,285,758	38.6%	(150,871)	(2.0)%
Pet harnesses	735,971	39.2%	1,112,320	42.6%	(376,349)	(3.4)%
Gift suspenders	678,785	32.7%	699,399	40.5%	(20,614)	(7.8)%
Retractable dog leashes	324,192	42.5%	342,809	37.3%	(18,617)	5.2%
Intelligent pet products	196,171	34.5%	-	-	196,171	34.5%
Other pet accessories	302,045	29.1%	291,252	39.2%	10,793	(10.1)%
Total	$4,628,592	36.1%	$6,014,155	40.5%	$(1,385,563)	(4.4)%

Gross margins for pet leashes, pet collars, and gift suspenders decreased by 1.9%, 4.8% and 7.8%, respectively, compared to the same period in fiscal 2018. Raw material costs increased in conjunction with the increase in production of more leather products instead of fabric products. Salary expenses also increased due to higher labor costs.

Gross margins for pet harnesses and other pet accessories decreased by 3.4% and 10.1%, respectively, compared to the same period in fiscal 2018. The decrease was mainly due to lower average unit selling prices as part of promotional activity.

The gross margin for retractable dog leashes increased by 5.2% compared to the same period in fiscal 2018. The increase was mainly a result of improved materials and functionality of the Company’s retractable dog leash products, which reduced the cost of production per unit.

Gross margin for the Company’s intelligent pet products was 34.5% during the six months ended December 31, 2018, as expected.

Selling expenses

Selling expenses primarily included expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, customs clearance charges for product exports, and shipping and delivery expenses. Selling expenses increased by $0.6 million, or 117.1%, from $0.5 million for the six months ended December 31, 2017, to $1.1 million for the six months ended December 31, 2018. As a percentage of sales, selling expenses were 9.0% and 3.6% of total revenues for the six months ended December 31, 2018 and 2017, respectively.

General and administrative expenses

General and administrative expenses increased by approximately $1.2 million, or 78.2%, from approximately $1.6 million for the six months ended December 31, 2017, to approximately $2.8 million for the six months ended December 31, 2018. The increase was mainly due to increased salaries of approximately $0.3 million due to higher labor costs and increased public company related fees such as auditing fees, IR fees, legal counsel fees, capital market advisory fees, as well as notarization fees. In addition, the Company incurred approximately $700,000 in one-time expenses in connection with its U.S. headquarters. As a percentage of sales, general and administrative expenses were 22.0% and 10.7% of total revenues for the six months ended December 31, 2018 and 2017, respectively.

Research and development expenses

Research and development expenses increased by approximately $0.3 million, or 216.2%, from approximately $0.2 million for the six months ended December 31, 2017, to approximately $0.5 million for the six months ended December 31, 2018. As a percentage of sales, research and development expenses were 4.2% and 1.1% of total revenues for the six months ended December 31, 2018 and 2017, respectively. The increase was due to the Company’s continued efforts to develop cutting edge smart products as well as to improve some of the functions and exterior designs of the Company’s existing products in order to meet customer demand. The Company expects such expenses to continue to increase as research and development activities increase.

Other income (expense)

Other income (expense) primarily included interest income or expense and foreign exchange gain or loss. For the six months ended December 31, 2018, other income was approximately $0.9 million compared to an expense of $0.3 million for the same period of the prior fiscal year. Other income was comprised of a foreign exchange gain of $0.5 million due to favorable USD, Euro, and other currency exchange rates against the RMB on the Company’s foreign currency denominated account receivable and $0.4 million in interest income from the Company’s short-term investments.

Income tax

Income tax expense decreased by approximately $0.3 million for the six months ended December 31, 2018, or 35.6%, from approximately $0.5 million for the six months ended December 31, 2017, to approximately $0.3 million for the six months ended December 31, 2018. The decrease was consistent with the decrease in the Company’s taxable income for the six months ended December 31, 2018.

Net income

Net income was approximately $726 thousand for the first half of fiscal 2019, a decrease of $2.2 million from $2.9 million in the same period of the prior fiscal year.

Cash and cash flows

As of December 31, 2018, the Company cash and cash equivalents of approximately $3.2 million. Net cash used in operating activities was $3.6 million. Net cash provided by investing activities was $2.0 million. Net cash used in financing activities was $1.7 million.

Recent developments

In January 2019, the Company entered into two lease agreements to lease one property with building areas of 4439 square meters and a piece of land of 191 square meters located in Tongsha Industry Zone, Dongcheng District, Dongguan, China. The leased building and land will provide additional administration office spaces and parking space for the Company’s subsidiary Dongguan Jiasheng.

About Dogness

Dogness (International) Corporation was born in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness is able to simplify pet lifestyles, make them more scientific, and enhance the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 100 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dognesspet.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to raise capital on any particular terms, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contacts:

ICR, Inc.

Rose Zu

Tel: +1-646-588-0383

Email: ir@dognesspet.com

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

(In USD)

	As of
	December 31, 2018	June 30, 2018
ASSETS
CURRENT ASSETS
Cash	$3,202,532	$7,085,235
Short-term investments	17,479,325	28,233,035
Accounts receivable, net	6,036,343	5,641,501
Accounts receivable - related parties	238,364	-
Inventories, net	5,673,259	4,153,583
Due from related party	8,982	-
Prepayments and other current assets	1,203,611	1,105,783
Total current assets	33,842,416	46,219,137

Long term investments	471,224	-
Long term prepayment	4,107,550	-
Property, plant and equipment, net	26,843,483	20,950,685
Intangible assets, net	2,313,381	2,390,571
Deferred tax assets	30,927	22,297
TOTAL ASSETS	$67,608,981	$69,582,690

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$2,923,498	$4,835,200
Accounts payable	1,267,039	351,375
Accounts payable - related party	104,975	-
Advance from customers	178,888	240,216
Accrued liabilities and other payable	624,488	1,120,579
Taxes payable	2,565,193	2,295,788
Total current liabilities	7,664,081	8,843,158

Commitments

STOCKHOLDERS’ EQUITY

Common Shares, $0.002 par value, 100,0000,0000 shares authorized, 25,913,631 and 15,000,0000 issued and outstanding at December 31, 2018 and June 30, 2018, respectively
Class A Common Shares	33,689	33,689
Class B Common Shares	18,138	18,138
Additional paid-in capital	52,486,018	52,144,891
Statutory reserves	164,367	164,367
Retained earnings	10,989,789	10,263,198
Accumulated other comprehensive (deficit)	(3,747,101)	(1,884,751)
Total stockholders’ equity	59,944,900	60,739,532
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$67,608,981	$69,582,690

Unaudited Condensed Consolidated Statement of

Income and Other Comprehensive Income (Loss)

(In USD)

	For the Six Months Ended December 31,
	2018	2017

Revenues
Revenues	$12,630,599	$14,832,705
Revenues - related parties	206,052	-
Total Revenues	12,836,651	14,832,705
Cost of revenues	(8,208,059)	(8,818,550)
Gross Profit	4,628,592	6,014,155

Operating expenses:
Selling expenses	1,155,750	532,287
General and administrative expenses	2,821,646	1,583,049
Research and development expenses	538,680	170,387
Total operating expenses	4,516,076	2,285,723

Income from operations	112,516	3,728,432
Other income (expenses):
Interest income (expenses), net	400,104	(153,154)
Foreign transaction exchange gain (loss)	526,745	(175,053)
Other income, net	16,322	1,506
Total other income (expense)	943,171	(326,701)

Income before income taxes	1,055,678	3,401,731
Provision for income taxes	329,096	511,010
Net income	726,591	2,890,721

Other comprehensive income:
Foreign currency translation gain (loss)	(1,862,350)	364,042
Comprehensive income (loss)	$(1,135,759)	$3,254,763

Earnings Per share - Basic and Diluted	$0.03	$0.18

Weighted Average Shares Outstanding - Basic and diluted	25,913,631	15,775,285

Unaudited Condensed Consolidated Statements of Cash Flows

(In USD)

	For the Six Months Ended December 31,
	2018	2017

Cash flows from operating activities:
Net income	$726,591	$2,890,721
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	643,777	576,755
Share based compensation for services	341,127	-
Changes in inventory reserve	(4,747)	(18,735)
Recovery of doubtful account	(38,609)	(33,593)
Deferred tax expenses (benefit)	(9,498)	9,730
Unrealized foreign exchange gain	68,314	123,823
Changes in operating assets and liabilities:
Accounts receivable	(878,054)	(885,680)
Inventories	(1,037,754)	(2,319,591)
Prepayments and other assets	(4,258,776)	(28,083)
Accounts payables	1,036,739	1,110,063
Accrued expenses and other liabilities	(467,613)	2,461,702
Advance from customers	(52,411)	(196,510)
Taxes payable	356,989	452,151
Net cash (used in) provided by operating activities	(3,573,926)	4,142,753

Cash flows from investing activities:
Additions to property, plant and equipment	(7,268,272)	(819,309)
Long-term investments	(471,224)	-
Purchase of intangible assets	(22,031)	-
Proceeds upon maturity of short-term investments	9,715,318	-
Net cash provided by (used in) investing activities	1,953,791	(819,309)

Cash flows from financing activities:
Net Proceeds from initial public offering	-	50,200,285
Repayment of short-term bank loans	(1,734,102)	(918,660)
Repayment of related party loans	(9,045)	(736,894)
Net cash (used in) provided by financing activities	(1,743,147)	48,544,731

Effect of exchange rate changes on cash	(519,421)	(18,861)
Net increase (decrease) in cash	(3,882,703)	51,849,314
Cash, beginning of period	7,085,235	1,504,596
Cash, end of period	$3,202,532	$53,353,910

Supplemental disclosure information:
Cash paid for income tax	$16,751	$40,624
Cash paid for interest	$55,993	$154,479